

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2010

Castmor Resources Ltd.
c/o Laughlin International
2533 Carson Street
Carson City, NV 89706

     Re: Castmor Resources Ltd.
          Amendment No. 1 to Registration Statement on Form S-1
          Filed December 6, 2010
          File No. 333-169764
          Amendment No. 1 to Form 10-K for Fiscal Year Ended August 31, 2010
          Filed November 30, 2010
          File No. 000-53310

Dear Sir or Madam:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   We remind you of prior comments 1 and 2 from our letter to you, dated November 2, 2010.

2.   We note your revised disclosure with respect to the $50,000 loan from Moneris Capital L.P. in response to prior comments15 and 19 from our letter to you, dated November 2, 2010. Please file this loan agreement as material agreements or tell us why you believe this is unnecessary. Refer to Item 601(b)(10) of Regulation S-K.

Prospectus Cover Page

3.   We note your response number 11 in which you state that "an extension of the offering period is not contemplated." Nonetheless, if your plan of distribution permits you to extend the offering period for 120 days, please indicate so.

Prospectus Summary, page 3

Our Business, page 3

4.   We note your definition of the term "high priority targets" in the "Glossary of Technical Terms" at page 16 in response to prior comment 13 from our letter to you, dated November 2, 2010. Please revise your disclosures to explain this term at first mention. Do not use a glossary to define terms that you have created solely for the purpose of your registration statement. Refer to Staff Legal Bulletin 7 and its update.

Risk Factors, page 5

5.   We note your response to prior comment 9 of our letter to you, dated November 2, 2010. Based on a review of the public filings by Pickford Minerals, Inc. (which is now known as Novagen Solar, Inc.) for which Mr. Mills also served as a shareholder and Mr. Quijada served as an officer and director, it appears that such company did not execute its exploration plan before it entered into a transaction in April 2009 that resulted in a change of control and new business. We also note a similar pattern in Mr. Mills' involvement in Kingston Mines (which is now known as Laureate Resources & Steel Industries, Inc.).   Please add related risk factor disclosures to your filing, or tell us why they do not present material risks.

Description of Business, page 12

6.   We re-issue prior comment 17 of our letter to you, dated November 2, 2010. Disclosures regarding the original founder remain relevant, as her participation falls within the five year period that Item 101(a) of Regulation S-K requires.

7.   Also, with respect to your response to the third bullet point of prior comment 17 of our letter to you, dated November 2, 2010, it does not appear that you are eligible to incorporate by reference pursuant to General Instruction VII.D to Form S-1 because you are offering penny stock as defined in Rule 3a51-1 under the Exchange Act. Please revise to include in your registration statement all information required by Form S-1.

8.   We note your disclosure under this heading that "Our assets are limited to our mineral claims, the acquisitions of which have been recorded as an expense in our financial statements in accordance with our accounting policy." Please modify this discussion to comply with the revision to your accounting policy made in response to prior comment 28.

Management's Discussion and Analysis of Financial Condition and Result of Operations, page 21

Overview, page 21

9.   We re-issue in part prior comment 20 of our letter to you, dated November 2, 2010. Please specify Mr. Quijada's "other outside business activities." We also note that your disclosures with respect to Mr. Quijada's business experience at page 23 do not mention any other current occupations or employment other than with Castmor. Refer to Item 402(e) of Regulation S-K.

Certain Relationships and Related Transactions, page 23

10.   Expand your disclosures to provide your supplemental response 24.

Experts, page 28

11.   Please update your disclosure under this heading as appropriate. In this regard, you make reference to your August 31, 2009 financial statements only.

Index to Financial Statements, page F-1

Balance Sheets, page F-3

12.   We note from discussion in your MD&A that your prepaid expenses asset "reflects an increase of the value of our total assets from $17,707 on August 31, 2009, due to the Private Placement and the Loan." Based on this discussion, it appears that a certain portion of your 'Prepaid expenses' asset would more appropriately be characterized as a 'Deposit' or 'Other Asset.' Please re-title your line items to avoid investor confusion, as necessary.

Statements of Stockholders' Equity, page F-4

13.   We note from your response to prior comment 30 that you corrected the typographical error noted in the presentation of your 2008 net loss. However, we are unable to locate that change. Please explain to us why you continue to reflect a 2008 net loss of $(5,404) rather than that previously reported in your statements of operations of $(19,035).

Statements of Cash Flows, page F-5

14.   Please confirm, if true, that you had no cash balances held in foreign currencies requiring separate consideration on your statements of cash flows as contemplated by FASB Topic ASC 830-230-45-1, or otherwise advise.

Note 2 – Summary of Significant Accounting Policies, page F-7

Foreign Currency Transactions, page F-7

15.   We note from your response to prior comment 27 that you have chosen the U.S. dollar as both your functional and reporting currency. Please explain to us in greater detail why you believe the U.S. dollar best represents the functional currency of your economic environment. Your response should specifically address the criteria in ASC 830-10-55-5.

Mineral Property Payments and Exploration Costs, page F-8

16.   We have considered the revision you made in response to prior comment 29 and do not believe your modification was sufficient to allow the reader to understand the basis over which future development costs will be amortized. Please modify your policy description so that it is clear that, if true, you calculate your amortization basis over the estimated life of proven and probable reserves, as contemplated by Industry Guide 7, or revise you policy description to further clarify your amortization base.

Engineering Comments

17.   We note your response to prior comment 34 in which you inserted a map on page 20, but we can only find a notation that the graphic was omitted at that location. We re-issue comment 34, please insert a map with your filing.

Amendment No. 1 to Form 10-K for Fiscal Year Ending August 31, 2010

General

18.   Please carefully review your document to make corresponding changes wherever applicable in response to the comments above and prior comments in our letter to you, dated November 2, 2010. That will eliminate the need for us to issue repetitive comments. After our review of your responses, we may raise additional comments.

Item 9A. Controls and Procedures

Changes in Disclosure Controls and Procedures

19.   Please note that Item 308(c) of Regulation S-K requires that you disclose any change in your internal control over financial reporting that occurred during your fourth fiscal quarter in the case of an annual report. Your disclosure states that there was no change during the period covered by the report. Please revise and confirm that you will conform you disclosure to the item requirement in future filings.

20.   We also note your statement, "[e]xcept as described below, there were no changes…" Please revise this limiting language to state the actual changes in disclosure controls and procedures.

21.   With a view toward future disclosure in your next Form 10-Q, please provide us on a supplemental basis expanded disclosure of the enhanced controls that you have implemented during the first quarter of 2011.

Item 10. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act

22.   Please provide disclosures with respect to compliance with section 16(a) of the Exchange Act in response to Item 405 of Regulation S-K.

Exhibit 31.1 Certifications

23.   We note that the certification filed as Exhibit 31.1 refer to your company as a "small business issuer." Please note that the "small business issuer" language is no longer applicable. Please revise so that certifications are exactly as specified in Item 601(b)(31) of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or, in her absence, Mark Shannon, Branch Chief, at (202) 551-3299, if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Caroline Kim at (202) 551-3878 or, in her absence, Anne Nguyen Parker, Branch Chief, at (202) 551-3611 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Conrad C. Lysiak, Esq.
        The Law Office of Conrad C. Lysiak, P.S.
        Facsimile: (509) 747-1770